Exhibit 99.1

PRESS RELEASE

Sanofi Announces Changes to Executive Committee Aligned to its Strategic Roadmap 2020

Paris, France – May 23, 2016 - Sanofi Chief Executive Officer Olivier Brandicourt, MD, announced today a number of changes to the company’s Executive Committee, supporting Sanofi’s recently announced 2020 Strategic Roadmap.

As of June 1, 2016, the company’s Executive Committee, chaired by Olivier Brandicourt, will be comprised of the following members:

•	Olivier Charmeil, Executive Vice President and General Manager, General Medicines and Emerging Markets*
•	Jérôme Contamine, Executive Vice President, Finance
•	Peter Guenter, Executive Vice President and General Manager, Diabetes & Cardiovascular*
•	Carsten Hellmann, Executive Vice President and General Manager of Merial (until Dec. 31, 2016–see below)
•	Karen Linehan, Executive Vice President, Legal Affairs and General Counsel
•	David Loew, Executive Vice President and General Manager of Sanofi Pasteur+
•	Philippe Luscan, Executive Vice President, Global Industrial Affairs
•	Muzammil Mansuri, Ph.D., Executive Vice President, Strategy & Business Development
•	David Meeker, MD, Executive Vice President and General Manager of Sanofi Genzyme
•	Ameet Nathwani, MD, Executive Vice President, Medical Affairs
•	Roberto Pucci, Executive Vice President, Human Resources
•	Elias Zerhouni, MD, President, Global Research & Development

The company has also announced that Pascale Witz, Executive Vice President, Diabetes & Cardiovascular, will leave the company on June 1. Since joining Sanofi in July 2013, Pascale has been a champion for driving a patient-focused, integrated-care approach to how Sanofi operates. She was instrumental in signing important strategic collaborations, including those with Verily Life Sciences (a subsidiary of Google) and Hanmi Pharmaceuticals.

Carsten Hellmann, Executive Vice President, Merial, has accepted a position as President and CEO of ALK but will stay with Sanofi until the end of the year to support the strategic business swap project with Boehringer Ingelheim.

In addition, Sanofi plans to name at a later date an Executive Vice President, Consumer Healthcare (CHC) who will be a member of the Executive Committee. This person will lead a newly created CHC global business unit, which will be formed following the anticipated completion of the business swap announced in December 2015 that consists of Sanofi’s animal health business Merial and Boehringer Ingelheim’s consumer healthcare (CHC) business. The transaction would allow Sanofi to become a global leader in CHC.

*Denotes change in position for existing Executive Committee member.

+New to Executive Committee.

Finally, Suresh Kumar, Executive Vice President, External Affairs, has decided to return to the United States for personal reasons. Given the challenging U.S. operating environment and impending change in government leadership, Suresh has agreed to continue to represent Sanofi’s interest in the U.S. until the year-end. Olivier Brandicourt will serve as acting head of External Affairs until a replacement is found to succeed Suresh.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi is organized into five global business units: Diabetes and Cardiovascular, General Medicines and Emerging Markets, Sanofi Genzyme, Sanofi Pasteur and Merial. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi’s Executive Committee

Olivier Brandicourt

Olivier Brandicourt, MD, 60, is Sanofi’s Chief Executive Officer and chairs the Executive Committee. He joined Sanofi in April 2015 after serving as Chief Executive Officer of Bayer Healthcare AG since 2013.

Prior to Bayer Healthcare, Brandicourt worked at Pfizer for 13 years, most recently as a member of the Executive Leadership Team and as President and General Manager of the Emerging Markets and Established Products business units. Prior to this he lead the Global

Primary Care business unit from 2009 to 2012 and its Global Specialty Care business unit from 2008 to 2009.

A French national, Brandicourt started his career at Warner-Lambert/Parke-Davis. He also spent eight years with the Institute of Infectious and Tropical Diseases at the Pitié-Salpêtrière Hospital in Paris and two years in the Republic of Congo as a doctor.

He is a member of the Board of Management of the Pharmaceutical Research and Manufacturers of America (PhRMA) and a member of the Council of the International Federation of Pharmaceutical Manufacturers and Associations (IFPMA). He is also an Honorary Member of the Royal College of Physicians in London and a board member of the Children’s Aid Society in New York.

Olivier Brandicourt studied medicine in Paris where he specialized in Infectious Diseases and Tropical Medicine (University of Paris V) and holds an Advanced Degree in Cellular and Immunological Pathophysiology from the Paris Descartes University. He also holds a Master’s Degree in Biology (University of Paris XII).

Olivier Charmeil

As of June 1, 2016, Olivier Charmeil, 52, is Executive Vice President and General Manager of Sanofi’s General Medicines & Emerging Markets (GEM) global business unit.

Charmeil has lead Sanofi Pasteur since January 2011 and was named EVP Sanofi Pasteur in mid-2015.

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A French national, Charmeil worked in the Mergers & Acquisitions department of Banque de l’Union Européenne, prior to joining Sanofi Pharma, in 1994 as Head of Business Development. He has held a number of key positions since then including CFO Asia, Chief of Staff to the Sanofi CEO, and CEO of the French affiliate, and integration leader for the Sanofi and Aventis merger.

In 2006 he was appointed Head of Asia Pharma Operations and in 2008, Pharma Operations Japan was added to his responsibilities, as well as Asia/Pacific & Japan Vaccines in February 2009.

Charmeil is a graduate of HEC (Ecole des Hautes Etudes Commerciales) and of the Institut d’Etudes Politiques in Paris.

Jérôme Contamine

Jérôme Contamine, 58, is Executive Vice President, Chief Financial Officer, a position he has held since joining Sanofi in March 2009.

A French national, Contamine began his career with the French Court of Audit - “Cour des Comptes” in 1984. He joined Elf Aquitaine in 1988, as advisor to the Chief Financial Officer, and became Group Finance Director & Treasurer in 1991. He became the General Manager of Elf Petroleum Norway in 1995, after being named Deputy Vice President of Elf Upstream Division for Europe and the U.S. In 1999, he was appointed Head of the taskforce for integration with Total, in charge of the reorganization of the merged entity, TotalFinaElf, and became, in 2000, Vice President Europe and Central Asia, Upstream Division of Total.

The same year, he joined Vivendi Environnement as CFO and Deputy General Manager. In 2003, he became Senior Executive Vice President, Deputy General Manager of Veolia Environnement.

Contamine is a Graduate of Ecole Polytechnique (X) and ENSAE, the national statistics and economics engineering school. He graduated from the ENA - Ecole Nationale d’Administration - opting for the French Court of Audit - “Cour des Comptes” in 1984.

Peter Guenter

As of June 1, 2016, Peter Guenter, 53, is Executive Vice President and General Manager of Sanofi’s Diabetes and Cardiovascular global business unit. He has served as Executive Vice President, General Medicines and Emerging Markets since mid-2015.

A Belgian national, Guenter started his career in Sales at SmithKline Belgium in 1986. Then he joined the Synthelabo in 1995 and held various positions in France, Europe and Global Marketing. After the integration of Synthelabo in Sanofi he was appointed in 2000 as General Manager Belgium. In 2002 he became Vice President Commercial Operations for Eastern

Europe, subsequently in 2004 Vice President Commercial Operations Northern Europe.

Guenter was appointed Vice President Business Management & Support Global Commercial Operations in 2006 and in 2008 he became General Manager, Commercial Operations for Germany. In 2011, Peter became General Manager for the Multi-Country Organization for Germany, Switzerland and Austria. He was appointed Senior Vice President, Europe Commercial Operations in July 2011. In July 2013, he was appointed Executive Vice President, Global Commercial Operations.

Guenter holds a Master’s Degree in Physical Education of the Faculty of Medicine and Health Sciences, University of Ghent, Belgium.

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Carsten Hellmann

Carsten Hellmann is Executive Vice President of Merial, a position he has held since joining Sanofi September 2013.

A Danish national, Hellmann began his career in 1990 at Radiometer Medical A/S as a product specialist before moving into a product manager role. He joined Novo Nordisk in 1993 and held different roles in marketing, business development, strategic alliances and business intelligence with increasing responsibilities. In 1996 he joined Synthelabo and in 1997 Pronosco A/S, a diagnostics start up specialized in osteoporosis. In 2000 he was named CEO at Nunc where he oversaw the P&L and entire value chain of the company, from R&D to sales. After the acquisition by Fisher Scientific, Hellmann oversaw the integration processes. He joined Chr. Hansen Holding A/S in 2006 as Executive Vice President, Global Sales, and member of the executive management and board.

Hellmann undertook his first degree in Business Administration in Copenhagen in 1989 before completing an MSc in the UK in Information Management & Technology in 1990.

Karen Linehan

Karen Linehan, 57, is Executive Vice President, Legal Affairs and General Counsel.

Prior to practicing law, Linehan served on the congressional staff of the Speaker of the U.S. House of Representatives from September 1977 to August 1986. Until December 1990, she was an Associate in a law firm in New York, New York.

A dual citizen of the United States and Ireland, Linehan joined Sanofi in 1991 as Assistant

General Counsel of its US subsidiary. In July 1996, Karen moved to Paris to work on international matters within the Group and she has held a number of positions within the Legal Department, most recently as Vice President - Deputy Head of Legal Operations.

She was appointed to her current position in March 2007.

Linehan graduated from Georgetown University with bachelor of arts and juris doctorate degrees.

David Loew

As of June 1, 2016, David Loew, 49, is Executive Vice President of Sanofi Pasteur.

Loew joined Sanofi in July 2013 as Senior Vice President Commercial Operations Europe and has been Head Global Commercial Operations Sanofi Pasteur since January 1, 2016.

A Swiss national, he started his career in the United States at Coopers & Lybrand and Hewlett Packard in 1990, before joining Roche in 1992. Over the next 21 years, David held a variety of positions with Roche including Global Oncology Head, General Manager Switzerland, Global Chief Marketing Officer & Head of Global Product Strategy, Region Head Eastern Europe, Middle East and Africa for the Pharma Division of Roche.

Loew has a Degree in Finance and Marketing and an MBA from the University of St. Gallen in Switzerland.

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Philippe Luscan

Philippe Luscan, 54, is Executive Vice President, Global Industrial Affairs and President Sanofi in France.

He started his career in 1987 as Head of production at Danone. In 1990, he joined Sanofi as Head of Chemistry in Sisteron and was then named Head of Industrial Affairs at Sanofi in the United States followed by an appointment as Vice President Supply Chain, before being named Vice President Chemistry in September 2006.

A French national, Luscan was appointed Executive Vice President Global Industrial Affairs in September 2008 and from January 1st 2015, he holds the position of President, Sanofi in France.

Luscan graduated from Ecole Polytechnique and Ecole des Mines of Paris in biotechnologies.

Muzammil Mansuri

Muzammil Mansuri, Ph.D., 62, is Executive Vice President, Strategy & Business Development.

A dual citizen of the U.S. and United Kingdom, Mansuri has more than 35 years of experience beginning in 1981 with Shell Research Limited where he began as a research scientist. After Shell, he spent several years with Bristol-Myers Company in various R&D roles with increasing responsibility. From 2007 to 2010, Mansuri was Chairman and CEO at CGI Pharmaceuticals. He most recently was Senior Vice President, Research & Development Strategy and Corporate Development at Gilead Sciences.

He was appointed to his present position with Sanofi in February 2016.

Mansuri holds a Bachelor of Science degree in Chemistry and a Ph.D in Organic Chemistry from the University College London. He held post-doctoral positions at the University of California, Los Angeles (UCLA) and Columbia University.

David Meeker

David P. Meeker, MD, 61, is Executive Vice President, Head of Sanofi Genzyme.

Meeker began his career as Director of the Pulmonary Critical Care Fellowship at the Cleveland Clinic and an assistant professor of medicine at Ohio State University.

A U.S. national, Meeker joined Genzyme Corporation in 1994 as Medical Director to work on the Cystic Fibrosis Gene Therapy program. Subsequently, as Vice President, Medical Affairs, he was

responsible for the development of therapeutic products, including treatments in the current rare genetic diseases portfolio.

He was promoted to Senior Vice President in 1998, and in 2000 became the Business Unit Leader for Genzyme’s Lysosomal Storage Disease and Thyrogen programs in Europe. Meeker was promoted to President of the Global LSD business unit in 2003. In 2008, he was promoted to Executive Vice President of Therapeutics, Biosurgery and Transplant. In 2009, he became Chief Operating Officer.

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He was appointed to his present position in November 2011, following Sanofi’s acquisition of Genzyme.

Meeker received his M.D. from the University of Vermont Medical School. He completed an Internal Medicine residency at Beth Israel Hospital in Boston and a Pulmonary/Critical Care fellowship at Boston University. He completed the Advanced Management Program at Harvard Business School in 2000.

Ameet Nathwani

Ameet Nathwani, MD, 52, is Executive Vice President, Chief Medical Officer. He was appointed to his present position in May 2016.

A U.K. citizen, born in Uganda, Nathwani has more than 20 years of experience in the pharmaceutical industry beginning in 1994 when he joined Glaxo Group Research. From the period of 1994 to 2004 he held increasingly senior global functional and franchise leadership roles in research and development in Glaxo, SmithKline Beecham and GlaxoSmithKline, both in Europe and US.

He joined Novartis in 2004 as the Senior Vice President and Global Development Head of the Cardiovascular and Metabolic Franchise and over the period of 11 years has held a number of senior development and commercial positions including the Global Head of the Critical Care Business Franchise. He was appointed as Global Head of Medical Affairs Novartis Pharma AG in June 2014 and became an extended member of the Pharma Executive Committee where he led the establishment of a Real World Evidence Center of Excellence and Digital Medicine capability.

Nathwani qualified in medicine in 1987 in London, acquired his specialization in Cardiology at a number of University Hospitals in London, and has a diploma in Pharmaceutical Medicine and an executive Masters in Business Administration.

Roberto Pucci

Roberto Pucci, 52, is Executive Vice President, Human Resources. He joined Sanofi in his present position in October 2009.

A dual citizen of Italy and Switzerland, Pucci started his career in 1985 at Coopers & Lybrand in Geneva, Switzerland as an external auditor.

He then joined Hewlett- Packard (HP) in 1987, where he held various positions in Human

Resources in Switzerland and Italy including HR Manager for the European Headquarter and Human Resources Director in Italy. In 1999, he became Director, Compensation & Benefits for Agilent Technologies, a spin off from HP, and was appointed Vice President Human Resources Europe in 2003.

In 2005 he moved to the United States to join Case New Holland, a subsidiary of the Fiat Group, as Senior Vice President, Human Resources, and was appointed, in 2007, Executive Vice President, Human Resources for the Fiat Group in Torino, Italy.

Pucci has a Law degree from the University of Lausanne, Switzerland.

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Elias Zerhouni

Elias Zerhouni, MD, 65, is President, Global R&D. He joined Sanofi in his present position in January 2011.

A U.S. citizen from Algeria, Zerhouni spent his academic career at the renowned Johns Hopkins University and Hospital where he is currently professor of Radiology and Biomedical engineering and senior adviser for Johns Hopkins Medicine.

He served as Chair of the Russell H. Morgan Department of Radiology and Radiological Sciences, Vice Dean for Research and Executive Vice Dean of the School of Medicine from 1996 to 2002 before his appointment as Director of the National Institutes of Health of the United States of America from 2002 to 2008. He has authored over 200 publications, holds eight patents and has founded or co-founded 5 start-up companies.

Zerhouni holds a number of Board positions, including most recently, Senior Fellow of the Bill and Melinda Gates Foundations, the board of trustees of the Mayo Clinic and the Lasker Foundation. Zerhouni earned membership into the Institute of Medicine of the US National Academy of Sciences in 2000 and the Legion of Honor medal from the French National Order in 2008. He was appointed as Chair of Innovation at the College de France and elected to membership at the French Academy of Medicine in 2010.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment initiatives and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2015. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Jack Cox Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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